El Capitan Precious Metals, Inc.
5871 Honeysuckle Road
Prescott, Arizona 86305-3764

February 7, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Re:	El Capitan Precious Metals, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed January 18, 2017 File No. 333-210686

Ladies and Gentlemen:

On behalf of El Capitan Precious Metals, Inc., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), together with all exhibits and amendments thereto (File No. 333-210686), as filed with the Commission on January 18, 2017 (the “Post-Effective Amendment”), effective immediately.

Subsequent to filing the Post-Effective Amendment, the Company determined that the offering of securities pursuant to the Registration Statement has terminated.  The Company instead intends to file a post-effective amendment in accordance with its undertaking pursuant to Item 512(a)(3) of Regulation S-K promulgated under the Securities Act to remove from registration all securities under the Registration Statement that remain unsold and to terminate the effectiveness of the Registration Statement.

The Post-Effective Amendment has not been declared effective and none of the Company’s securities have been sold pursuant to the Post-Effective Amendment.

Very truly yours,

El Capitan Precious Metals, Inc.

By:	/s/ Stephen J. Antol
Name: Stephen J. Antol
Title: Chief Financial Officer